SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

93148P102

(CUSIP Number)

Louise Guarneri
Credit Suisse AG
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 93148P102		13D
1	NAMES OF REPORTING PERSONS Credit Suisse AG (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 2,451,988 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,451,988 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,988 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (See Item 5)
14	TYPE OF REPORTING PERSON BK

Page 2 of 4 Pages

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 14, 2012, as amended and supplemented by Amendment No. 1 filed on December 14, 2012, Amendment No. 2 filed on February 11, 2013, Amendment No. 3 filed on April 10, 2013 and Amendment No. 4 filed on January 14, 2014 (the “Original Schedule 13D” and, as further amended by this Amendment No. 5, the “Statement”) with respect to the common stock, $0.01 par value per share (“Shares”), of Walker & Dunlop, Inc. (the “Company”), a Maryland corporation. The principal executive offices of the Company are located at 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting Schedules A-1 through A-5 in their entirety and replacing them with Schedules A-1 through A-5 attached hereto.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by adding the following disclosure to each subsection of Item 5 as indicated below:

(a)	As of February 3, 2014, the Reporting Person may be deemed to beneficially own 2,451,988 Shares, 2,450,451 of which are directly owned by Column and 1,537 of which are directly owned by Credit Suisse Capital LLC. Accordingly, the Reporting Person may be deemed to beneficially own approximately 7.0% of the outstanding Shares of the Company based upon 34,878,568 outstanding Shares as reported by the Company in its Form 10-Q for the quarterly period ended September 30, 2013.

(c)

Except as otherwise described herein, the Reporting Person has effected no transactions in the Shares since the Reporting Person filed Amendment No. 4 to Schedule 13D on January 14, 2014.

On January 28, 2014, Column sold 109,200 Shares pursuant to the New Sales Plan at a weighted average price of $13.70. On January 27, 2014, Column sold 219,457 Shares pursuant to the New Sales Plan at a weighted average price of $13.66. On January 24, 2014, Column sold 38,973 Shares pursuant to the New Sales Plan at a weighted average price of $13.79. On January 23, 2014, Column sold 7,010 Shares pursuant to the New Sales Plan at a weighted average price of $14.21. On January 22, 2014, Column sold 13,060 Shares pursuant to the New Sales Plan at a weighted average price of $14.48. On January 21, 2014, Column sold 12,612 Shares pursuant to the New Sales Plan at a weighted average price of $14.55. On January 17, 2014, Column sold 12,648 Shares pursuant to the New Sales Plan at a weighted average price of $14.54. On January 16, 2014, Column sold 26,206 Shares pursuant to the New Sales Plan at a weighted average price of $14.93. On January 15, 2014, Column sold 14,988 Shares pursuant to the New Sales Plan at a weighted average price of $15.28. On January 14, 2014, Column sold 23,258 Shares pursuant to the New Sales Plan at a weighted average price of $15.44.

All of the Shares were sold in multiple open market transactions.  The Reporting Person undertakes to provide the staff of the SEC, the Company, or a stockholder of the Company, upon request, the number of Shares sold and price for each transaction effected on the dates indicated above.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE AG

Date:  February 4, 2014

By:  /s/  Louise Guarneri

  Name:  Louise Guarneri

Title:    Managing Director and Authorized Signatory,
              on behalf of the Reporting Person

Page 4 of 4 Pages

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Investment Banking Department within the Investment Banking division	United States
Gael de Boissard	One Cabot Square London, Great Britain	Co-Head of the Investment Banking division	France
Robert L. Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Human Resources for the Investment Banking division	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer of Credit Suisse Group and global Head of Credit Risk Management	United States
Robert Jain	One Madison Avenue New York, NY 10010 USA	Head of Alternative Investments within the Private Banking and Wealth Management division	United States
Michael D. Kushner	One Cabot Square London, Great Britain	Chief Financial Officer of the Investment Banking division	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Equities within the Investment Banking division	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and Asset Management business and co-General Counsel for the Investment Banking division	United States
Lara J. Warner	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer of the Investment Banking division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Investment Banking division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Stephen McMorran	Eleven Madison Avenue New York, NY 10010 USA	Board Member	France
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, President, Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer, Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Board Member and Managing Director	United States
Edmund Taylor	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Stephen McMorran	Eleven Madison Avenue New York, NY 10010 USA	Board Member	France
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, President, Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer, Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Board Member and Managing Director	United States
Edmund Taylor	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Stephen McMorran	Eleven Madison Avenue New York, NY 10010 USA	Board Member	France
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, President, Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer, Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Board Member and Managing Director	United States
Edmund Taylor	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF COLUMN GUARANTEED LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Column Guaranteed LLC. The business address of Column Guaranteed LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Francis H. Dyckman	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States
Elizabeth A. Verri	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Board Member	United States